April 18, 2006

VIA EDGAR SUBMISSION AND COURIER

Re:	Nortel Inversora S.A.
Form 6-K
Filed December 1, 2005
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed June 29, 2005
(File No. 1-14270)

Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Ms. Blye:

     This letter responds to the comments of the Office of Global Security Risk of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Office of Global Security Risk dated March 22, 2006 (the “Comment Letter”) regarding the above-referenced filings on Form 6-K (the “6-K”) and Form 20-F (the “20-F”) of Nortel Inversora S.A. (the “Company”).

     Set forth below are responses to the comments of the Office of Global Security Risk, as set forth in the Comment Letter.

     1. We note your response to our prior comments. In light of your statement that you have “no direct or indirect ownership interest in Etec,” please explain the aspects of your relationship with Etec whereby it may be deemed a related party of Nortel Inversora.

     2. In light of the statement in your response that Etec may be deemed a related party, and in light of Cuba’s status as a country identified by the U.S. as a state sponsor of terrorism and subject to OFAC-administered asset controls, please address the qualitative materiality of your relationship with Etec in conjunction with Etec’s role in Cuba’s infrastructure, including its

Ms. Cecilia D. Blye	2	April 18, 2006

status as the exclusive operator for national and international fixed line telecommunications services in Cuba.

     Under Argentine law, Empresa Nacional de Telecommunicaciones de Cuba S.A. (“Etec”) may be deemed a related party of the Company because the Company’s indirect 17.5% shareholder, Telecom Italia International, also owns 27% of the common stock of Etec. As disclosed in the 20-F, Telecom Italia International indirectly owns 17.5% of the Company through its holding in Sofora Telecommunicaciones S.A. (“Sofora”), an Argentine holding company which owns 100% of the common stock of the Company. Telecom Italia S.p.A., which owns 100% of the common stock of Telecom Italia International, owns an additional 32.5% of Sofora’s stock.

     In light of the indirect relationship between the Company and Etec and the limited nature of the business that the Company conducts with Etec, the Company does not believe that its relationship with Etec is material on either a quantitative or a qualitative basis. Etec is deemed a related party of the Company under Argentine law solely due to an investment in Etec by one of the Company’s indirect shareholders. As explained in detail in our letter dated January 19, 2006, there is no business between Etec and the Company other than revenues arising in the ordinary course of operating an international telecommunications network, namely, termination charges relating to the initiation by, or receipt of, telephone calls by residents of Argentina that are customers of the company’s subsidiary, Telecom Argentina. Notwithstanding Etec’s status as the exclusive operator for national and international fixed line telecommunications services in Cuba, the Company does not believe that its limited relationship with Etec is likely to have an adverse impact on the Company’s reputation or share value, or that a reasonable investor would deem the Company’s relationship with Etec important in making an investment decision.

      The Company understands and acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filings; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We are grateful for your assistance in this matter. Please do not hesitate to call me (at 011-541-14-968-3631) with comments or questions. Alternatively, please feel free to contact Julia Cowles (650-752-2007) of Davis Polk & Wardwell, the Company’s counsel.

Ms. Cecilia D. Blye	3	April 18, 2006

Very truly yours,

/s/ José Gustavo Pozzi

José Gustavo Pozzi General Manager and Sole Officer (Principal Executive Officer and Principal Financial Officer)

cc:	Julia K. Cowles
Davis Polk & Wardwell